Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 23 DATED NOVEMBER 5, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update:

●	the status of our Second Follow-on Offering (as defined below);
●	information regarding our distributions; and
●	the description of our common shares.

Status of Our Second Follow-on Offering

On May 13, 2022, we commenced our second follow-on offering of up to $67,475,141 of our common shares (comprised of $62,117,384 of shares in our primary offering and $5,357,757 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”). As of September 30, 2025, we had raised aggregate gross offering proceeds of approximately $147,858,000 and had issued an aggregate of approximately 14,549,000 of our common shares in our Offerings, which have been purchased by approximately 7,700 unique investors. For more information regarding the status of our Second Follow-on Offering, see the section of our Offering Circular captioned “Plan of Distribution.”

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On September 28, 2025, our board of managers authorized a daily cash distribution of $0.0012706849 per share (the “Distribution”) of our common shares payable to shareholders of record as of the close of business on each day in the period commencing on October 1, 2025 and ending on October 31, 2025 (the “Distribution Period”). The board of managers expects the Distribution will be paid on or about November 7, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming a $7.73 per share NAV calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of November 5, 2025, cumulative since inception, we have paid 108 consecutive monthly distributions to shareholders totaling over $44,800,000, of which approximately $21,600,000 was paid in cash and $23,200,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.